UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

STREAM COMMUNICATIONS NETWORK & MEDIA INC.
(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

86323N 10 8
(CUSIP Number)

Almerio Consultancy Limited
Dadlaw House, Thasou Street 3
P.C. 1520 Nicosia, Cyprus
Telephone: 0048225965312
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86323N 10 8

Names of Reporting Person: Almerio Consultancy Limited
I.R.S. Identification Nos. of above persons (entities only).

1.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]
Not applicable.

2.	SEC Use Only:

3.	Source of Funds (See Instruction): WC

4.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ] Not applicable.

5.	Citizenship or Place of Organization: Cyprus

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 15,154,130 Shares of Common Stock

8.	Shared Voting Power: Nil

9.	Sole Dispositive Power: 15,154,130 Shares of Common Stock

10.	Shared Dispositive Power: Nil

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,154,130 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable

13.	Percent of Class Represented by Amount in Row (11): 18.57%(1)

14.	Type of Reporting Person (See Instructions): CO

Notes:

(1)      Based on 81,596,414 shares of the Issuer’s common stock issued and outstanding as of June 13, 2012, as provided by the Issuer.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Almerio Consultancy Limited is sometimes referred to herein as the “Reporting Person.”

CUSIP No. 86323N 10 8

ITEM 1.           SECURITY AND ISSUER

This statement relates to the voting common stock, without par value, of Stream Communications Network & Media Inc, a British Columbia corporation (the “Issuer”). The Issuer maintains its principal executive offices at 1500-1055 West Georgia Street, Vancouver, BC V6E 4N7.

ITEM 2.           IDENTITY AND BACKGROUND

Name:

This statement is filed by Almerio Consultancy Limited (the “Reporting Person” or “Almerio”).

The controlling party of the Reporting Person is Mr. Tomasz Olszewski. Accordingly, Mr. Olszewski has the power to direct voting or investment control of the Reporting Person’s shares.

Residence or Business Address:

The Reporting Person’s address is:
Dadlaw House, Thasou Street 3, P.C. 1520 Nicosia, Cyprus.

Mr. Olszewski’s business address is:
Mysia Street no. 5, 00-496 Warsaw, Poland

Present Principal Business or Occupation:

Almerio was incorporated in Nicosia, Cyprus on 20.07.2010 as a private company carrying out no. HE 270738.

Mr. Olszewski is a proxy who devotes approximately 5-7% of his time to the affairs of Almerio.

Place of Organization or Citizenship:

The Reporting Person is organized as a private company under the laws of Cyprus.

Mr. Olszewski is a Polish citizen.

Criminal Proceedings:

During the last five years, none of the Reporting Person nor Mr. Olszewski has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, none of the Reporting Person nor Mr. Olszewski has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Between January 13, 2012 and June 13, 2012, in private transactions with 14 existing shareholders of the Issuer (the “Vendors”), the Reporting Person acquired 15,154,130 shares of the Issuer as follows:

CUSIP No. 86323N 10 8

Date	# of Shares	Total Price(1)	Price Per Share(1)
13.01.2012	1,724,819	US$103,489.14 (PLN$360,711.40)	US$0.06 (PLN$0.209130001)
13.01.2012	3,222,843	US$193,370.58 673,993.16	US$0.06 (PLN$0.209130001)
09.03.2012	2,500,000	US$150,000 (GBP$95,696.32)	US$0.06 (GBP$0.038278528)
09.03.2012	8,400	US$504 (GBP$321.54)	US$0.06 (GBP$0.038278571)
13.03.2012	400,000	US$24,000.00	US$0.06
13.03.2012	1,233,333	US$73,999.98	US$0.06
20.03.2012	1,500,000	US$90,000 (GBP$56,760.00)	US$0.06 (GBP$0.03784)
13.06.2012	2,395,480	US$143,728.80	US$0.06
13.06.2012	1,033,280	US$61,996.80	US$0.06
13.06.2012	494,000	US$29,640.00	US$0.06
04.06.2012	339,044	US$20,342.64	US$0.06
04.06.2012	68,900	US$4,134.00	US$0.06
04.06.2012	212,289	US$12,737.34	US$0.06
04.06.2012	21,742	US$1,304.52	US$0.06

(1) Based on exchange rates provided by the Bank of Canada

The total purchase price of US$909,247.80 from Almerio’s working capital. The Vendors included 3 former directors of the Issuer; all of the Vendors are resident outside the United States and the transactions occurred outside the United States.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired securities of the Issuer as described above in Item 3 as part of the Reporting Person’s overall investment strategy.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 86323N 10 8

(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person or Mr. Olszewski is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)	As of June 13, 2012, the Reporting Person was the beneficial owner of 15,154,130 shares (or approximately 18.57%) of the Issuer’s common stock.

(b)

As of June 13, 2012, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 15,154,130 shares (or approximately 18.57%) of the Issuer’s common stock.

(c)

As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)

As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)	Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Person and Mr. Olszewski do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit Description of Exhibit

Not applicable.

CUSIP No. 86323N 10 8

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012	ALMERIO CONSULTANCY LIMITED

	By:	/s/ Tomasz Olszewski
Tomasz Olszewski